Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:        XTI Aircraft Company
Offering Statement on Form 1-A
File No. 024-10500
Filed June 1 and June 14, 2016
                                                                                                                                                 June 29, 2016
Dear Mr. Dobbie:

We acknowledge receipt of comments in your letter of June 20, 2015, which we have set out below, together with our responses.  The changes noted in response to comments 4 and 5 are reflected in the amended offering statement.

General

1.	Please briefly explain the steps you took to comply with Rules 10b-9 and 15c2-4 after the first offering terminated by its terms on April 30, 2016.

The Offering Circular stated that if $3,000,000 in subscriptions for the shares was not deposited with the escrow agent by April 30, 2016 (“Minimum Offering Period”) all subscriptions would be refunded to subscribers by the escrow agent. The company consulted with FundAmerica Securities, LLC, the escrow agent, to start the process of refunding subscriptions on Monday, May 2, 2016 (the first business day following termination of the Minimum Offering Period). Acceptance of funds into escrow ceased promptly and the escrow agent started to return funds on Wednesday May 4, 2016. Funds received by wire were returned via wire and funds received via ACH were returned via ACH. Any funds that could not be returned via wire (for example, because of missing or incorrect investor information) within three business days were returned to investors via check provided the investors were within the United States or Canada.  For foreign investors that invested by wire a return of wire was the only way those could be processed. 21 investors had their funds returned via wire, 647 investors had their funds returned via ACH and 26 investors had their funds returned by check. The process, involving the return of funds to 694 of investors in total, was completed by June 7, 2016, 31 business days after the termination date. 649 were refunded on May 5, 2016, 5 by May 5, 2016, 14 on May 6, 2016, and 26 more by May

12.  There was one of the wire transfers that was at issue (the ISBN number was still wrong and took until June 7 to completely correct), but only one investor was outstanding from May 12 until June 7.

2.	We note that the following statement appears on the StartEngine website:
“Investments are temporarily on hold while XTI Aircraft Company amends its filing with the Securities and Exchange Commission (SEC). When qualified, this amendment will allow XTI to extend the period to reach the minimum investment amount past the original April 30 deadline and resume its equity crowdfunding campaign. Watch this space for updated information.”
The statements above imply that the current offering is simply an extension of the first offering, which differs from the company’s disclosure in its Form 1-K, filed on May 20, 2016, that : “The offering did not reach the minimum investment amount specified and no sales have been made. The company intends to file a post-qualification amendment to re- launch the offering.” Please reconcile the two statements and tell us how you have informed investors that the first offering was terminated and the offering contemplated by the post- qualification amendments constitutes a new offer.

We have replaced the statement on the StartEngine website to more closely track the statement in the company’s 1-K and the disclosure made in response to Comment No. 4 below and to inform investors that the offering contemplated by the post-qualification amendment constitutes a new offering.

3.
Please confirm your understanding that “testing the waters” materials may be used before or after the filing of the offering statement, provided that all solicitation materials include the legends required by the final rules and, after publicly filing the offering statement, are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. We note, in this regard, that the soliciting materials currently on the StartEngine website do not include the legends required by Securities Act Rule 255(b).

We confirm our understanding that the “testing the waters” materials may be used provided they include the required legends and are accompanied or preceded by the preliminary offering circular. The StartEngine website originally bore the legend required by Rule 255(b), which was updated when the original filing was qualified. The Rule 255(b) legend has been reinstalled on the StartEngine website.

4.
Please include disclosure in the summary or another appropriate section of the offering circular that the company recently conducted a best efforts, minimum-maximum offering under Regulation A, but was unable to meet the $3 million minimum contingency and therefore terminated the offering and returned all funds to subscribers. Please also explain that the current offering is substantially similar to the prior offering, with the exception that the current offering has no minimum contingency.

We have added the disclosure in “Summary — This Offering” as requested.

Plan of Distribution and Selling Security Holders, page 9

5.
We note disclosure in this section that subscribers will transfer funds to an escrow account, the company may close on investments on a rolling basis and funds will be transferred to the company upon closing. However, we note disclosure on the cover page that all investor funds will be available to the company upon commencement of the offering and we note the provision in the Escrow Agreement that the company is not entitled to any funds received into the escrow account until the sale of the minimum amount of the offering. Please reconcile the apparent inconsistencies and explain clearly how the Escrow Agreement will work in an offering with no minimum contingency.

We have revised the disclosure on the cover page to explain that the funds will be available to the company upon one of more closings, which will take place at the company’s discretion. We have revised the disclosure in “Plan of Distribution” to explain further how the Escrow Agreement will work in an offering with no contingency. We have filed an updated form of Escrow Agreement as Exhibit 8.

Index to Exhibits

6.
Please file a new legality opinion and the revised subscription agreement as exhibits to the offering statement. Please also file any new or revised “testing the waters” materials as exhibits to the offering statement or confirm that any such materials are substantively the same as materials previously filed with the offering statement.

We have filed a new legality opinion, and a revised subscription agreement as requested. The “testing the waters” materials are substantively the same as materials previously filed with the offering statement.

Sincerely,

/s/ Sara Hanks

Partner
KHLK LLP

cc. David Brody, Chairman, XTI Aircraft Company